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                                                                Exhibit 99.13(b)

                            UBS RMA MONEY FUND, INC.
                         UBS RMA MONEY MARKET PORTFOLIO

     WHEREAS, UBS Global Asset Management (US) Inc. ("UBS Global Asset Management") serves as Principal Underwriter of UBS RMA Money Fund, Inc. (the "Company") and performs or contracts with other intermediaries to perform certain services for the existing shareholders of UBS RMA Money Market Portfolio (the "Fund"), a series of the Company;

     WHEREAS, the Board members of the Company ("Board"), including those members who are not "interested persons" of the Company, as defined under the Investment Company Act of 1940, as amended ("Independent Board Members") acknowledged that the service providers to be paid under this Shareholder Services Plan ("Plan") may be registered broker-dealers involved in the distribution of fund shares, but concluded that the amounts payable under this Plan will be used to finance activities that are not primarily intended to result in the sale of Fund shares; and

     WHEREAS, the Board resolved that the shareholders of the Fund shall in a special meeting approve the implementation of this Plan on behalf of the Fund;

     NOW, THEREFORE, the Company on behalf of the Fund hereby adopts this Plan.

     1. (A) The Fund is authorized to pay to UBS Global Asset Management as compensation for the provision of services to shareholders of the Fund, a service fee at the rate of 0.15% on an annualized basis of the Fund's average daily net assets. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

          (B) The Fund may pay a service fee to UBS Global Asset Management at a lesser rate than the fee specified in Paragraph 1A of this Plan, as agreed upon by the Board and UBS Global Asset Management and as approved in the manner specified in Paragraph 3 of this Plan.

     2. The service fee received by UBS Global Asset Management may be used to pay UBS Financial Services Inc. or other dealers in fund shares for providing "personal service and/or the maintenance of shareholder accounts" as provided for in Section 2830(b)(9) of the NASD Conduct Rules, including expenditures for overhead and other expenses of UBS Global Asset Management or a dealer, and telephone and other communications expenses relating to the provision of shareholder services. If the NASD amends the definition of "service fee" or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

     3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) the Independent Board Members who must also have no

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direct or indirect financial interest in the operation of this Plan or any agreements related thereto, cast at a meeting (or meetings) called for the purpose of voting on such approval.

     4. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3.

     5. UBS Global Asset Management shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to servicing the Fund and the purposes for which such expenditures were made. Such reports shall include information regarding any payments made by UBS Global Asset Management to dealers, including any payments made by UBS Financial Services, Inc. or any other clearing dealer to correspondent firms. UBS Global Asset Management shall submit only information regarding amounts expended for servicing shareholder accounts to the Board in support of the service fee payable hereunder.

     6. This Plan may be terminated with respect to the Fund at any time by vote of the Board, by vote of a majority of the Independent Board Members, or by vote of a majority of the outstanding voting securities of that Fund.

     7. This Plan may not be amended to increase materially the amount of service fees provided for in Paragraph 1A hereof unless such amendment is approved in the manner provided in Paragraph 3 hereof.

     8. The amount of the service fees payable to UBS Global Asset Management is not related directly to expenses incurred by UBS Global Asset Management on behalf of the Fund in providing services to or obtaining services for shareholders. The Fund is obligated reimburse UBS Global Asset Management for such expenses. The service fees set forth in Paragraph 1A hereof will be paid to UBS Global Asset Management until the Plan is terminated or not renewed. If the Plan is terminated or not renewed, any service-related expenses incurred by UBS Global Asset Management in excess of payments of the service fee specified in Paragraph 1A hereof that UBS Global Asset Management has received or accrued through the termination date are the sole responsibility and liability of UBS Global Asset Management and are not obligations of the Fund.

     9. While this Plan is in effect, the selection and nomination of the Board members who are Independent Board Members of the Fund shall be committed to the discretion of the Independent Board Members.

     10. As used in this Plan, the term "majority of the outstanding voting securities" shall have the same meaning as such term has in the Investment Company Act of 1940, as amended.

     11. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

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     IN WITNESS WHEREOF, the Fund has executed this Shareholder Services Nan as of the day and year set forth below in New York, New York.

Date July 1, 2005

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
ATTEST:                                              UBS RMA MONEY FUND, INC.
                                                     on behalf of
                                                     UBS RMA MONEY MARKET
                                                     PORTFOLIO

By:  /s/ Joseph J. Allessie                          By:/s/ Keith A. Weller
   -----------------------------------------            -------------------
   Name: Joseph J. Allessie                             Name: Keith  A. Weller
Title: Vice President and Assistant Secretary      Title: Vice President and Assistant Secretary
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